Legion M / Mandy
https://www.youtube.com/watch?v=YVjZjDETREI


MANDY
See how Legion M
helped turn MANDY
into a new cult classic.
WATCH

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HERE'S HOW 50,000+ MOVIE LOVERS

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HELPED MAKE A NEW CULT CLASSIC

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"A TOTALLY UNCOMPROMISING VISION"
-BEN PEARSON, SLASH FILM

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"INSANELY VIOLENT AND ETHEREALLY BEAUTIFUL"
-BILGE EBIRI, THE VILLAGE VOICE

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☆☆☆☆☆
"EXISTS IN ITS OWN SUPREMELY
UNNERVING HORROR DIMENSION"
-ROBBIE COLLIN, THE TELEGRAPH

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92% ON ROTTEN TOMATOES

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LEGION M IS THE FIRST FAN-OWNED

Crowd: I am Legion M!

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ENTERTAINMENT COMPANY.

Paul Scanlan: Mandy is the name of the film that Legion M is now partnered on.

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LEGION M INVITES YOU

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TO INVEST

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IN ORIGINAL CREATIVE VISIONS

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AND THE VISIONARIES WHO MAKE THEM.

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LEGION M MEMBERS HELPED FUND

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DIRECTOR PANOS COSMATOS'

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MANDY

Red Miller: Crazy evil!

Nicolas Cage: I knew right away what Panos was going to get up to would be original and be visionary.

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Nicolas Cage
"Mandy"

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Elijah Wood
Producer, Mandy

Elijah Wood: And the fact that you have community around content is so cool.

Sonalii Castillo: I am Legion M.

Bill Duke: I am Legion M.

TJ Storm: And I am Legion M.

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LEGION M MEMBERS

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WERE WITH *MANDY* AT

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SUNDANCE

Paul Scanlan: Sundance!

Terri Lubaroff: Legion M Lounge.

Jeff Annison: Epic.

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COMIC-CON

Jeff Ayars: This is San Diego Comic-Con 2018.

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LA-LIVE

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THE MANDY RED CARPET PREMIERE

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JOIN THE REVOLUTION

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THIS AIN'T KICKSTARTER.

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IT'S A CHANCE TO OWN

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A PIECE OF HOLLYWOOD.

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JOIN US AT
LEGIONM.COM

[LEGION M LOGO]

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WATCH MANDY NO ON-DEMAND